[Paradise, Inc. Letterhead]

July 3, 2019

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Joseph Klinko

Karl Hiller

Re:	Paradise Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 25, 2019

File No. 000-03026

Dear Messrs. Klinko and Hiller:

By letter dated July 3, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission by Paradise, Inc. (the “Company”) on June 25, 2019. The Company previously responded on June 5, 2019 to the initial comments provided by the Staff on May 24, 2019, and on June 25, 2019 to the second round of comments provided by the Staff on June 14, 2019.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the comments and correspond to the paragraphs in the SEC Letter. Unless otherwise noted, page numbers refer to the revised Proxy Statement filed contemporaneously herewith. Capitalized terms used but not defined herein have the meaning ascribed to them in such revised Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed June 25, 2019

Annex F

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

1.	We have read your response to the third point of prior comment 1, regarding the pro forma Statements of Operations. We had explained that pro forma adjustments for the Liquidation should reflect the accounting that will apply under FASB ASC 205-30, while locating buyers for the remaining assets, rather than the sale of the remaining assets, unless and only to the extent that you have secured agreements to sell the assets and thereby meet the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X. However, you have included adjustments to eliminate all activity associated with the Molded Plastics business and other assets remaining after the sale of the Fruit Business, but have not provided any disclosures indicating buyers for the remaining assets have been found. Please clarify the basis for the adjustments referenced in pro forma note (4).

Response: In response to the Staff’s comment, the Company has revised the pro forma statements of operations included in Annex F to the Proxy Statement. Because the Company has not yet secured an agreement to sell the remaining assets and therefore does not meet the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X, we have removed pro forma note (4) and the adjustments eliminating the activity of the Plastics Business. The revised pro forma statements of operations reflect the activity of the Plastics Business in accordance with FASB ASC 205-30.

Securities and Exchange Commission

July 3, 2019

2.	Please also adhere to the guidance in Instruction 3 to paragraph (b) of Rule 11-02(b) of Regulation S-X, as requested in the third point of prior comment 1, as it relates to pro forma note (6) and the adjustments that would pertain to selling, general and administrative expenses, and other costs incurred on behalf of the Fruit Business to be divested.

Response: In response to the Staff’s comment, the Company has revised the pro forma statements of operations included in Annex F to the Proxy Statement to reflect adjustments that would pertain to selling, general and administrative expenses, and other costs incurred on behalf of the Fruit Business to be divested, as per the guidance in Instruction 3 to paragraph (b) of Rule 11-02 of Regulation S-X. The Company added pro forma note (3) stating, “This adjustment eliminates Selling, General and Administrative Expense and Amortization Expense incurred by the Fruit Business and was derived by allocating an estimated portion of these costs to the business segment to be divested” and eliminated pro forma note (6) stating “This statement assumes no reduction in Selling, General and Administrative Expense associated with the Asset Sale since estimating any is not feasible.”

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions, please do not hesitate to contact Roland S. Chase of our counsel Hill, Ward & Henderson, P.A. at (813) 221-3900.

Sincerely,

/s/ Randy S. Gordon
Randy S. Gordon
President and Chief Executive Officer